UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact February | 2026

Azul Updates the Market on the Approval of United Airlines’ Investment in the Company by CADE

São Paulo, February 11, 2026 – Azul S.A. (B3: AZUL53, OTC: AZULQ) (“Azul” or “Company”), in compliance with the Brazilian Securities Commission (Comissão de Valores Mobiliários - “CVM”) Resolution No. 44, dated August 23, 2021, as amended, and Article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporations Law”), hereby informs its shareholders and the market that, at a session of the Administrative Council for Economic Defense (“CADE”) tribunal held on this date, was approved, by unanimous vote of the councilors, the investment in the amount of US$ 100,000,000.00 (one hundred million U.S. dollars) by United Airlines (“United”) in shares (including in the form of American Depositary Shares – ADS) (the “Investment”).

The Investment is inserted in the context of Azul’s Chapter 11 plan and will be carried out through the subscription of shares issued by the Company as part of the primary public offering of common shares to be issued by the Company, all registered, book-entry and without par value, free and clear of any liens or encumbrances (the “Shares”), to be conducted in the Federative Republic of Brazil (“Brazil”), in the unorganized over-the-counter market, under the automatic distribution registration procedure, pursuant to Article 26, item II, paragraph “(a)”, of CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”), together with the private placement of the Shares abroad (the “Offering”), as announced in the material fact disclosed on February 3, 2026 and whose settlement is scheduled to occur on February 20, 2026.

The Company will keep its shareholders and the market duly informed of the progress of the Offering and next steps regarding the implementation of the Investment, in accordance with applicable Brazilian law and regulations, through the websites of the CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company’s investor relations website (https://ri.voeazul.com.br/).

About Azul

Azul S.A. (B3: AZUL53, OTC: AZULQ) is the largest airline in Brazil in terms of number of cities served, operating approximately 800 daily flights to more than 137 destinations. With an operating passenger fleet of around 170 aircraft and more than 15,000 crewmembers, the Company operates more than 400 nonstop routes. Azul was named by Cirium (a leading aviation analytics company) as one of the two most punctual airlines in the world in 2023. In 2020, the Company was awarded the world’s best airline by the TripAdvisor Travelers’ Choice Awards, being the only Brazilian airline to receive this recognition. For more information, visit ri.voeazul.com.br.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 11, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer